Filed Under Rule 424(b)(3)
                                        Registration No. 33-61863


           PRICING SUPPLEMENT NO. 6 DATED MAY 14, 1997
            (To Prospectus Dated September 27, 1995)


                      COLONIAL GAS COMPANY
               SECURED MEDIUM TERM NOTES, SERIES A
        Due from 9 months to 40 years from Date of Issue
                          (Fixed Rate)


Principal Amount:        $15,000,000

Interest Rate:           6.81%

Interest Payment
Record Dates:            February 5 and August 5

Interest Payment Dates:  February 15 and August 15

Original Issue Date:     May 19, 1997

Maturity Date:           May 19, 2027

Agent's Commission:      $75,000

Net Proceeds to Company: $14,925,000


     X These Notes cannot be redeemed by the Company prior to maturity (except as provided in the Indenture).

        These Notes may be redeemed, at the option of the Company, prior to maturity.


Repayment at Option of Holder:

A holder of the Notes shall have the option to require redemption of the Notes held by it in whole or in part (as provided below), at par plus accrued interest on May 19, 2002 (the "Redemption Date"), upon notification to the Company and the Trustee given not less than 30 nor more than 60 days prior to the Redemption Date. This option may be exercised by a holder of Notes for less than the entire principal amount held by it, provided the principal amount which is to be repaid to such holder is equal to $1,000 or an integral multiple of $1,000. Such election by a holder to tender Notes for repayment will be irrevocable.


Trustee:

The First National Bank of Boston has transferred its trust business to State Street Bank and Trust Company. Accordingly, the Trustee under the Indenture is now State Street Bank and Trust Company, whose principal place of business is 2 International Place, Boston, Massachusetts, ATTENTION: CORPORATE TRUST DEPT.